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                                                                    Exhibit 5(a)


                             CONCENTRA CORPORATION


                           Resolution Adopted at the
                     Meeting of the Compensation Committee
                           of the Board of Directors

                                 May 23, 1997



RESOLVED:      That, if within twelve months following a change in control of this Corporation, an executive officer's employment by this Corporation is terminated by this Corporation other than for cause, then in addition to all other severance benefits to which such executive officer may be entitled, such executive officer's base salary be continued at its then prevailing rate for a period of six months following the date of such termination, so long as (and to the extent that) such salary continuation will not be deemed an "excess parachute payment" within the meaning of the Internal Revenue Code of 1986, as amended.